

Mail Stop 3561

July 18, 2016

Via E-mail
David C. Frydenlund
Senior Vice President, General Counsel and Corporate Secretary
Energy Fuels Resources (USA) Inc.
225 Union Boulevard, Suite 600
Lakewood, Colorado 80228

> **Re:** **Energy Fuels Inc.**
> **Application for Qualification of Indenture on Form T-3**
> **Filed July 11, 2016**
> **File No. 022-29022**

Dear Mr. Frydenlund:

We have limited our review of your application to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your application and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your application and the information you provide in response to these comments, we may have additional comments.

General

1.   Please advise us what consideration has been given to the application of Rule 13e-4 with respect to the exchange transaction. We note that the debentures are convertible into shares of your common stock.

2.   Please advise us what consideration has been given to the application of Rule 13e-4 with respect to the Change of Control Purchase Offer under Section 2.5(k) and the Put Right under Section 2.5(l) of the Amended Indenture. We note that the Put Date pertaining to the Put Right is defined within the Amended Indenture as June 30, 2017. Please consider this in your response with respect to the notice requirements under Rule 13e-4(e).

Form T-1

3.   Please file a statement of eligibility on Form T-1 as an exhibit to the Form T-3 to qualify BNY Trust Company of Canada as trustee or advise as to why you believe that the Form T-1 is not applicable for this trustee. Also make corresponding revisions to your Form T-3 disclosures, including the exhibit list.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Trust Indenture Act of 1939 and all applicable Trust Indenture Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending application, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Section 307 of the Trust Indenture Act of 1939 and the rules thereunder regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the application as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Trust Indenture Act of 1939, the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above application. Please allow adequate time for us to review any amendment prior to the requested effective date of the application.

Please contact Kathleen Suellentrop at (202) 551-4256 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Richard Raymer, Esq.
   Dorsey & Whitney LLP